Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2012 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Highlights for Fiscal 2012 Fourth Quarter and Full Year

(YoY Growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Revenue rose 66.8% year over year (yoy) to $47.0 million in 4Q12 and grew 65.5% yoy to $196.6 million for FY12.

•	Revenue less service costs(2) increased 44.0% yoy to $22.1 million in 4Q12 and increased 51.7% yoy to $88.2 million for FY12.

•	Net revenue margin(3) for Air ticketing and Hotels and packages combined increased to 8.5% in 4Q12 versus 8.2% in 4Q11. For FY12 net revenue margin was 8.5% versus 7.9% in FY11.

•	Adjusted operating profit(4) for 4Q12 improved to $2.7 million yoy versus a profit of $1.1 million in 4Q11. FY12 adjusted operating profits grew to $10.9 million, up from $4.6 million in FY11.

•	Adjusted net income(5) for 4Q12 was $3.0 million yoy versus a profit of $1.1 million in 4Q11. FY12 adjusted net income(5) grew to $9.0 million, up from $5.1 million in FY11.

•	Adjusted Diluted earnings per share(5) for 4Q12 was $0.08 versus $0.03 in Q411. Adjusted Diluted earnings per share(5) for FY12 was $0.24 versus $0.15 in FY11.

Gurgaon, India and New York, May 24, 2012 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fourth fiscal quarter and full fiscal year ended March 31, 2012.

“MakeMyTrip delivered strong financial results in the fourth fiscal quarter and full year despite a challenging operating environment,” said Deep Kalra, Chairman and CEO. “In the coming year, we will continue to further our market leadership position through our core strength of enhancing the customers’ experience.”

(in thousands except EPS)	3 months Ended March 31, 2011	3 months Ended March 31, 2012	YoY Change	YoY Change in constant currency(1)	Year Ended March 31, 2011	Year Ended March 31, 2012	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$31,377.3	$46,954.7	49.6%	66.8%	$124,721.4	$196,599.3	57.6%	65.5%
Revenue Less Service Costs(2)	$17,062.0	$22,092.2	29.5%	44.0%	$61,070.5	$88,184.9	44.4%	51.7%
Air Ticketing	$13,866.2	$17,836.8	28.6%	42.9%	$47,622.7	$66,250.7	39.1%	46.5%
Hotels & packages	$2,538.6	$3,185.7	25.5%	40.9%	$10,907.1	$18,226.3	67.1%	74.0%
Other	$657.2	$1,069.6	62.7%	79.0%	$2,540.7	$3,707.8	45.9%	53.2%
Results from Operating Activities	$1,034.1	$(2.0)			$4,061.9	$4,005.4
Adjusted Operating Profit(4)	$1,111.0	$2,729.8	145.7%		$4,589.2	$10,899.8	137.5%
Income for the period	$3,687.0	$6,181.7	67.7%		$4,829.7	$7,048.4	45.9%
Adjusted Net Income(5)	$1,072.3	$2,950.4	175.2%		$5,129.7	$8,995.0	75.4%
Diluted earnings per share	$0.10	$0.16			$0.15	$0.19
Adjusted Diluted earnings per share(5)	$0.03	$0.08			$0.15	$0.24

Operating Metrics
Gross Bookings(6)	$201,218.0	$246,557.9	22.5%	36.4%	$742,455.1	$992,957.5	33.7%	40.7%
Air Ticketing	$179,363.5	$213,382.0	19.0%	32.8%	$647,846.9	$839,234.3	29.5%	36.4%
Hotels & packages	$21,854.5	$33,175.9	51.8%	65.4%	$94,608.2	$153,723.2	62.5%	70.2%
Number of Transactions
Air Ticketing	854.0	933.0	9.3%		2824.6	3715.4	31.5%
Hotels & packages	51.2	84.7	65.5%		175.9	343.1	95.1%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Revenue less service cost as a percentage of gross bookings.
(4)	Results from operating activities excluding employee share-based compensation costs.
(5)	Profit for the period excluding employee share-based compensation costs, costs related to public offerings, interest expense on the liability portion of preference shares, interest accretion on financial liability related to business combination, changes in the fair market value of embedded derivatives in the preference shares, net loss on change in fair value of derivative financial instrument and income tax (benefit) expense.
(6)	Represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (6) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Fiscal 2012 Fourth Quarter Financial Results (a)

Revenue. We generated revenue of $47.0 million in the quarter ended March 31, 2012, an increase of 49.6% (66.8% in constant currency) over revenue of $31.4 million in the quarter ended March 31, 2011.

Air Ticketing. Revenue from our air ticketing business increased by 50.8% (67.4% in constant currency) to $20.9 million in the quarter ended March 31, 2012 from $13.9 million in the quarter ended March 31, 2011. Our revenue less service costs(2) increased by 28.6% (42.9% in constant currency) to $17.8 million in the quarter ended March 31, 2012 from $13.9 million in the quarter ended March 31, 2011. This was due to an increase in gross bookings of 19.0% (32.8% in constant currency) as well as an increase in net revenue margin from 7.7% in the quarter ended March 31, 2011 to 8.4% in the quarter ended March 31, 2012.

Hotels and Packages. Revenue from our hotels and packages business increased by 48.2% (65.9% in constant currency) to $25.0 million in the quarter ended March 31, 2012 from $16.8 million in the quarter ended March 31, 2011. Our revenue less service costs(2) increased by 25.5% (40.9% in constant currency) to $3.2 million in the quarter ended March 31, 2012 from $2.5 million in the quarter ended March 31, 2011. This was due to an increase in gross bookings by 51.8% (65.4% in constant currency), which was partially offset by a reduction in net revenue margin from 11.6% in the quarter ended March 31, 2011 to 9.6% in the quarter ended March 31, 2012 as the cost of services in our overseas holidays business increased due to the weakening of the Indian currency.

Other Revenue. Our other revenue increased to $1.1 million in the quarter ended March 31, 2012 from $0.7 million in the quarter ended March 31, 2011, primarily due to increased sale of rail tickets and bus tickets and advertisement income.

Total Revenue less Service Costs. Our total revenue less service costs increased by 29.5% (44.0% in constant currency) to $22.1 million in the quarter ended March 31, 2012 from $17.1 million in the quarter ended March 31, 2011 as a result of a 28.6% (42.9% in constant currency) increase in our air ticketing revenue less service costs, as well as a 25.5% (40.9% in constant currency) increase in our hotels and packages revenue less service costs.

Personnel Expenses. Personnel expenses increased to $7.6 million in the quarter ended March 31, 2012 from $3.7 million in the quarter ended March 31, 2011, mainly as a result of employee share-based compensation costs of $2.7 million in the quarter ended March 31, 2012 as against $0.08 million in quarter ended March 31, 2011, as well as due to increases in annual wages and average employee headcount year over year in the quarter ended March 31, 2012. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 44 basis points year over year and by 36 basis points quarter to quarter to 21.8%.

Other Operating Expenses. Other operating expenses increased by 16.1% to $13.7 million in the quarter ended March 31, 2012 from $11.8 million in the quarter ended March 31, 2011, primarily as a result of an increase in payment gateway charges, outsourcing fees and advertising and business promotion expenses in line with the growth in our business. Other operating expenses as a percentage of net revenue decreased by 7.1 percentage points year over year to 62.0%.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $0.002 million in the quarter ended March 31, 2012 from a profit of $1.0 million in the quarter ended March 31, 2011. Excluding the effects of our employee share-based compensation costs for both quarters ended March 31, 2012 and 2011, we would have recorded an operating profit of $2.7 million in the quarter ended March 31, 2012 compared with an operating profit of $1.1 million in the quarter ended March 31, 2011.

Net Finance Income (Costs). Our net finance income increased to $0.2 million in the quarter ended March 31, 2012 from a net finance cost of $0.04 million in the quarter ended March 31, 2011, primarily due to higher interest income earned on term deposits with banks.

Profit for the period. As a result of the foregoing factors, including the effects of deferred tax benefit on previous year’s tax losses and employee share-based compensation costs, our profit for the quarter ended March 31, 2012 was $6.2 million as compared to a profit of $3.7 million in the quarter ended March 31, 2011. Excluding the effects of deferred tax benefit on previous year’s tax losses and employee share-based compensation costs for both fiscal years 2012 and 2011, and net loss on change in the fair value of derivative financial instruments and interest accretion on financial liability related to business combination in the fourth quarter of fiscal 2012, we would have recorded a net profit of $3.0 million in the quarter ended March 31, 2012 and a net profit of $1.1 million in the quarter ended March 31, 2011.

Earnings per share. Diluted earnings per share were $0.16 for the quarter ended March 31, 2012 as compared to earnings per share of $0.10 in the quarter ended March 31, 2011. Adjusted for deferred tax benefit on previous year’s tax losses and employee share-based compensation costs for both fiscal years 2012 and 2011, and net loss on change in the fair value of derivative financial instruments and interest accretion on financial liability related to business combination in the fourth quarter of fiscal 2012 as mentioned in the preceding paragraph, diluted earnings per share were $0.08 in the quarter ended March 31, 2012, compared to earnings per share of $0.03 in the quarter ended March 31, 2011.

(a)	Our consolidated operating and financial results for the quarter ended March 31, 2012 include the operating and financial results of Luxury Tours and Travel Pte Ltd, Singapore (LTT), respectively. We hold approximately 83% of LTT as of March 31, 2012 and have agreed to acquire the remaining shares in three tranches over a three-year earn-out period.

Fiscal 2012 Full Year Financial Results (a)

Revenue. We generated revenue of $196.6 million in the year ended March 31, 2012, an increase of 57.6% (65.5% in constant currency) over revenue of $124.7 million in the year ended March 31, 2011.

Air Ticketing. Revenue from our air ticketing business increased by 60.0% (68.4% in constant currency) to $76.2 million in the year ended March 31, 2012 from $47.6 million in the year ended March 31, 2011. Our revenue less service costs(2) increased by 39.1% (46.5% in constant currency) to $66.3 million in the year ended March 31, 2012 from $47.6 million in the year ended March 31, 2011. This was due to an increase in gross bookings by 29.5% (36.4% in constant currency) as well as an increase in net revenue margin from 7.4% in the year ended March 31, 2011 to 7.9% in the year ended March 31, 2012.

Hotels and Packages. Revenue from our hotels and packages business increased by 56.5% (64.0% in constant currency) to $116.7 million in the year ended March 31, 2012 from $74.6 million in the year ended March 31, 2012. Our revenue less service costs(2) increased by 67.1% (74.0% in constant currency) to $18.2 million in the year ended March 31, 2012 from $10.9 million in the year ended March 31, 2011. This was due to an increase in gross bookings by 62.5% (70.2% in constant currency), further contributed by small increase in net revenue margin from 11.5% in the year ended March 31, 2011 to 11.9% in the year ended March 31, 2012.

Other Revenue. Our other revenue increased to $3.7 million in the year ended March 31, 2012 from $2.5 million in the year ended March 31, 2011, primarily due to increased sale of rail tickets and bus tickets and other miscellaneous income.

Total Revenue less Service Costs. Our total revenue less service costs increased by 44.4% (51.7% in constant currency) to $88.2 million in the year ended March 31, 2012 from $61.1 million in the year ended March 31, 2011 as a result of a 39.1% (46.5% in constant currency) increase in our air ticketing revenue less service costs, as well as a 67.1% (74.0% in constant currency) increase in our hotels and packages revenue less service costs.

Personnel Expenses. Personnel expenses increased to $26.5 million in the year ended March 31, 2012 from $14.4 million in the year ended March 31, 2011, mainly as a result of employee share-based compensation costs of $6.9 million in the year ended March 31, 2012 on RSU’s granted to employees in the FY12, as against $0.5 million in year ended March 31, 2011, as well as due to increases in annual wages and average employee headcount year over year in the year ended March 31, 2012. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 46 basis points year over year.

Other Operating Expenses. Other operating expenses increased by 34.8% to $54.9 million in the year ended March 31, 2012 from $40.7 million in the year ended March 31, 2011, primarily as a result of an increase in payment gateway charges, advertising and business promotion expenses and outsourcing fees in line with the growth in our business. Other operating expenses as a percentage of net revenue decreased by 442 basis points year over year.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a profit of $4.0 million in the year ended March 31, 2012 versus a profit of $4.1 million in the year ended March 31, 2011. Excluding the effects of our employee share-based compensation costs for both fiscal years 2012 and 2011, we would have recorded an operating profit of $10.9 million in the year ended March 31, 2012 compared with $4.6 million in the year ended March 31, 2011.

Net Finance Income (Costs). Our net finance cost increased to $3.0 million in the year ended March 31, 2012 from a cost of $1.9 million in the year ended March 31, 2011, primarily due to a higher foreign exchange loss of $2.3 million in the year ended March 31, 2012 due to depreciation of the Indian rupee versus the U.S. dollar, offset by higher public offering costs related to our listing of existing shares in the year ended March 31, 2011 compared to public offering costs in the year ended March 31, 2012 and higher interest income on term deposit with banks in the year ended March 31, 2012.

Profit for the year. As a result of the foregoing factors, including the effects of deferred tax benefit on previous year’s tax losses, public offerings costs and employee share-based compensation costs, our profit for the year ended March 31, 2012 was $7.0 million as compared to a profit of $4.8 million in the year ended March 31, 2011. Excluding the effects of deferred tax benefit on previous year’s tax losses, public offerings costs and employee share-based compensation costs for both fiscal years 2012 and 2011, net loss on change in the fair value of derivative financial instruments and interest accretion on financial liability related to business combination in fiscal year 2012, interest accrued on the liability portion of preference shares and changes in the fair market value of embedded derivatives in the preference shares in the year ended March 31, 2011, we would have recorded a net profit of $9.0 million in the year ended March 31, 2012 and a net profit of $5.1 million in year ended March 31, 2011.

Earnings per share. Diluted earnings per share was $0.19 for the year ended March 31, 2012 as compared to earnings per share of $0.15 in the corresponding prior fiscal year. Adjusted for deferred tax benefit on the previous year’s tax losses, public offering costs and employee share-based compensation costs for both fiscal years 2012 and 2011, net loss on change in the fair value of derivative financial instruments and interest accretion on financial liability related to business combination in fiscal year 2012, interest accrued on the liability portion of preference shares and changes in fair market value of embedded derivatives in the preference shares in the year ended March 31, 2011, as mentioned in the preceding paragraph, diluted earnings per share were $0.24 in the year ended March 31, 2012, compared to $0.15 in the year ended March 31, 2011.

(a)	Our consolidated operating and financial results for the year ended March 31, 2012 include the operating and financial results of LTT, respectively. We hold approximately 83% of LTT as of March 31, 2012 and have agreed to acquire the remaining shares in three tranches over a three-year earn-out period.

Fiscal Year 2012-13 Outlook

The Company is providing fiscal year 2013 revenue less service costs growth guidance in the range of 30% to 32% on constant currency basis. This growth guidance is based on the average actual Indian Rupee to U.S. Dollar exchange rate of 48.23 for full fiscal year 2012. At the current 1Q13 average exchange rate of INR 53 to a U.S. Dollar, this will result in revenue less service costs guidance in the range of approximately $103 million to $106 million. As it continues to build market leadership, the company feels this is an appropriate guidance given the current state of the domestic airline industry and its impact on overall air capacity and demand.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter and year ended March 31, 2012 beginning at 10:00 a.m. EDT on May 24, 2012. To participate, please dial 1-855-500-8701 from within the U.S. or + 65-6723-9385 from any other country. Thereafter, callers will be prompted to enter the participant passcode 77236726. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-866-214-5335 and using passcode 77236726. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit, adjusted net income and change in constant currency are useful in measuring the results of the company. The IFRS measures most directly comparable to adjusted operating profit and adjusted net income are results from operating activities and income (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, interest accretion on preference stock, expenses such as initial public offering costs, follow-on public offering costs, gain or loss in fair market value of the embedded options within preference stock, interest accretion on financial liability related to business combination, net loss on change in the fair value of derivative financial instruments and income tax benefit (expense)) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated September 2, 2011, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip.com Inc., Luxury Tours & Travel Pte Ltd, Singapore (LTT) and Luxury Tours (Malaysia) Sdn Bhd. The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 8,000 hotels and guesthouses in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31
	2011	2012
	(in USD)
Assets
Property, plant and equipment	3,762,598	7,064,373
Intangible assets	2,796,840	8,349,403
Trade and other receivables, net	600,067	807,159
Investment in equity-accounted investee	—	838,212
Other investment	—	4,416,543
Derivatives instruments	—	202,054
Term deposits	706,873	648,506
Other non-current assets	219,021	449,559
Deferred tax assets	2,924,308	8,892,842

Total non-current assets	11,009,707	31,668,651

Inventories	—	2,367,548
Current tax assets	3,855,431	5,908,213
Trade and other receivables, net	12,257,102	20,575,261
Term deposits	16,235,047	43,676,624
Other current assets	17,852,029	21,792,776
Cash and cash equivalents	51,730,321	43,798,230
Assets held for sale	—	404,109

Total current assets	101,929,930	138,522,761

Total assets	112,939,637	170,191,412

Equity
Share capital	17,546	18,576
Share premium	111,541,661	150,144,112
Fair value reserve	—	(428,937)
Accumulated deficit	(38,024,060)	(31,827,379)
Share based payment reserve	3,914,844	9,388,239
Foreign currency translation reserve	(1,174,111)	(8,578,442)

Total equity attributable to equity holders of the Company	76,275,880	118,716,169
Non-controlling interest	—	75,620

Total equity	76,275,880	118,791,789

Liabilities
Loans and borrowings	148,923	177,280
Employee benefits	667,050	681,135
Other non-current liabilities	503,320	1,487,658

Total non-current liabilities	1,319,293	2,346,073

Bank overdraft	3,855,977	—
Loans and borrowings	60,634	82,083
Derivatives instruments	—	149,135
Trade and other payables	29,694,702	46,697,644
Deferred income	26,533	23,122
Other current liabilities	1,706,618	2,101,566

Total current liabilities	35,344,464	49,053,550

Total liabilities	36,663,757	51,399,623

Total equity and liabilities	112,939,637	170,191,412

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended March 31		For the year ended March 31
	2011	2012	2011	2012
	(in USD)
Revenue
Air ticketing	13,866,180	20,915,160	47,622,719	76,190,303
Hotels and packages	16,853,877	24,969,971	74,557,976	116,701,137
Other revenue	657,227	1,069,616	2,540,692	3,707,818

Total revenue	31,377,284	46,954,747	124,721,387	196,599,258
Service cost
Procurement cost of hotel and packages services	14,315,247	21,784,227	63,650,910	98,474,788
Cost of air tickets coupon	—	3,078,330	—	9,939,556
Personnel expenses	3,723,822	7,550,940	14,399,040	26,520,745
Other operating expenses	11,792,657	13,690,850	40,698,895	54,868,655
Depreciation and amortization	511,504	852,370	1,910,637	2,790,154

Result from operating activities	1,034,054	(1,970)	4,061,905	4,005,360
Finance income	524,336	670,400	1,601,750	1,987,904
Finance costs	563,066	502,290	3,525,685	4,957,097

Net finance income (costs)	(38,730)	168,110	(1,923,935)	(2,969,193)

Share of loss of equity-accounted investee	—	(54,685)	—	(65,957)

Profit before tax	995,324	111,455	2,137,970	970,210
Income tax benefit	2,691,721	6,070,254	2,691,721	6,078,146

Profit for the period	3,687,045	6,181,709	4,829,691	7,048,356

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	(70,122)	1,742,739	(301,952)	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	98,274	—	(428,937)
Defined benefit plan actuarial gains (losses)	(39,716)	20,577	(73,356)	23,223
Income tax benefit (expense) on other comprehensive income	24,514	(7,535)	24,514	(7,535)

Other comprehensive income (loss) for the period, net of tax	(85,324)	1,854,055	(350,794)	(7,834,293)

Total comprehensive income (loss) for the period	3,601,721	8,035,764	4,478,897	(785,937)

Profit (Loss) attributable to:
Owners of the Company	3,687,045	6,266,458	4,827,471	7,183,935
Non-controlling interest	—	(84,749)	2,220	(135,579)

Profit for the period	3,687,045	6,181,709	4,829,691	7,048,356

Total comprehensive income (loss) attributable to:
Owners of the Company	3,601,721	8,100,590	4,476,742	(633,645)
Non-controlling interest	—	(64,826)	2,155	(152,292)

Total comprehensive income (loss) for the period	3,601,721	8,035,764	4,478,897	(785,937)

Earnings per share
Basic	0.11	0.17	0.17	0.20
Diluted	0.10	0.16	0.15	0.19

Weighted average number of shares
Basic	34,968,572	37,143,709	28,320,901	36,682,240
Diluted	36,513,297	38,443,338	34,950,246	38,234,070

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Share premium	Fair value reserve	Accumulated deficit	Share based payment reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
	(In USD)
Balance as at April 1, 2011	17,546	111,541,661	—	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	7,183,935	—	—	7,183,935	(135,579)	7,048,356
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(7,404,331)	(7,404,331)	(16,713)	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	—	(428,937)	—	—	—	(428,937)	—	(428,937)
Defined benefit plan actuarial gains, net of tax	—	—	—	15,688	—	—	15,688	—	15,688

Total other comprehensive income (loss)	—	—	(428,937)	15,688	—	(7,404,331)	(7,817,580)	(16,713)	(7,834,293)

Total comprehensive income (loss) for the year	—	—	(428,937)	7,199,623	—	(7,404,331)	(633,645)	(152,292)	(785,937)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	6,951,549	—	6,951,549	—	6,951,549
Issue of ordinary shares on exercise of share options	257	2,326,010	—	—	(1,461,737)	—	864,530	—	864,530
Transfer to accumulated defecit on expiry of share options	—	—	—	16,417	(16,417)	—	—	—	—
Issue of ordinary shares through follow-on public offering, net of issuance costs	773	36,276,441	—	—	—	—	36,277,214	—	36,277,214

Total contributions by owners	1,030	38,602,451	—	16,417	5,473,395	—	44,093,293	—	44,093,293

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	(870,934)	—	—	(870,934)	—	(870,934)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	79,487	79,487
Subscription of new shares of subsidiary	—	—	—	(148,425)	—	—	(148,425)	148,425	—

Total changes in ownership interest in subsidiaries	—	—	—	(1,019,359)	—	—	(1,019,359)	227,912	(791,447)

Total transactions with owners	1,030	38,602,451	—	(1,002,942)	5,473,395	—	43,073,934	227,912	43,301,846

Balance as at March 31, 2012	18,576	150,144,112	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the Year Ended March 31
	2011	2012
	(in USD)
Profit for the year	4,829,691	7,048,356
Adjustments for non-cash items	1,753,628	6,713,055
Change in working capital	(12,915,476)	(2,882,477)

Net cash from (used in) operating activities	(6,332,157)	10,878,934

Net cash used in investing activities	(3,034,279)	(46,224,556)

Net cash from financing activities	52,363,359	35,232,817

Increase (decrease) in cash and cash equivalents	42,996,923	(112,805)
Cash and cash equivalents at beginning of the year	5,345,460	47,874,344
Effect of exchange rate fluctuations on cash held	(468,039)	(3,963,309)

Cash and cash equivalents at end of the year	47,874,344	43,798,230

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended March 31
	Air ticketing		Hotels and packages		Others		Total
	2011	2012	2011	2012	2011	2012	2011	2012
Revenue	13,866,180	20,915,160	16,853,877	24,969,971	657,227	1,069,616	31,377,284	46,954,747

Less:
Service cost	—	3,078,330	14,315,247	21,784,227	—	—	14,315,247	24,862,557

Revenue less service cost	13,866,180	17,836,830	2,538,630	3,185,744	657,227	1,069,616	17,062,037	22,092,190

	Year ended March 31
	Air ticketing		Hotels and packages		Others		Total
	2011	2012	2011	2012	2011	2012	2011	2012
Revenue	47,622,719	76,190,303	74,557,976	116,701,137	2,540,692	3,707,818	124,721,387	196,599,258
Less:
Service cost	—	9,939,556	63,650,910	98,474,788	—	—	63,650,910	108,414,344

Revenue less service cost	47,622,719	66,250,747	10,907,066	18,226,349	2,540,692	3,707,818	61,070,477	88,184,914

	For the three months ended March 31		For the year ended March 31
Reconciliation of Adjusted Operating Profit (Loss)	2011	2012	2011	2012
(Unaudited)	(in USD)
Result from operating activities as per IFRS	1,034,054	(1,970)	4,061,905	4,005,360
Add: Employee share-based compensation costs	76,969	2,731,782	527,285	6,894,450

Adjusted Operating Profit	1,111,023	2,729,812	4,589,190	10,899,810

	For the three months ended March 31		For the year ended March 31
Reconciliation of Adjusted Net Income	2011	2012	2011	2012
(Unaudited)	(in USD)
Income for the period as per IFRS	3,687,045	6,181,709	4,829,691	7,048,356
Add: Employee share-based compensation costs	76,969	2,731,782	527,285	6,894,450
Add: Cost related to public offerings	—	—	2,086,583	879,994
Less: Gain on change in fair market value of derivatives	—	—	(48,382)	—
Add: Net loss on change in fair value of derivative financial instrument	—	65,825	—	65,825

Add: Interest accretion on preference stock	—	—	426,291	—
Add: Interest accretion on financial liability related to business combination	—	41,359	—	184,545

Less: Income tax benefit	(2,691,721)	(6,070,254)	(2,691,721)	(6,078,146)

Adjusted Net Income	1,072,293	2,950,421	5,129,747	8,995,024

Adjusted Earnings per share
Diluted	0.03	0.08	0.15	0.24

	For the three months ended March 31, 2012
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	50.8%	48.2%	62.7%	49.6%	28.6%	25.5%	62.7%	29.5%
Impact of Foreign Currency Translation	16.5%	17.8%	16.2%	17.2%	14.3%	15.4%	16.2%	14.5%

Constant Currency Growth	67.4%	65.9%	79.0%	66.8%	42.9%	40.9%	79.0%	44.0%

	For the year ended March 31, 2012
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	60.0%	56.5%	45.9%	57.6%	39.1%	67.1%	45.9%	44.4%
Impact of Foreign Currency Translation	8.5%	7.4%	7.3%	7.8%	7.3%	6.9%	7.3%	7.3%

Constant Currency Growth	68.4%	64.0%	53.2%	65.5%	46.5%	74.0%	53.2%	51.7%

MAKEMYTRIP LIMITED

OPERATING DATA

	For the three months ended March 31		For the year ended March 31
	2011	2012	2011	2012
	(in thousands, except percentages)
Number of transactions
Air ticketing	854.0	933.0	2,824.6	3,715.4
Hotels and packages(1)	51.2	84.7	175.9	343.1

Revenue less service cost:
Air ticketing	13,866.2	17,836.8	47,622.7	66,250.7
Hotels and packages	2,538.6	3,185.7	10,907.1	18,226.3
Other revenue	657.2	1,069.6	2,540.7	3,707.8

	17,062.0	22,092.2	61,070.5	88,184.9

Gross Bookings
Air ticketing	179,363.5	213,382.0	647,846.9	839,234.3
Hotels and packages	21,854.5	33,175.9	94,608.2	153,723.2

	201,218.0	246,557.9	742,455.1	992,957.5

Net revenue margins
Air ticketing	7.7%	8.4%	7.4%	7.9%
Hotels and packages	11.6%	9.6%	11.5%	11.9%

Combines net revenue margin for air ticketing and hotels and packages	8.2%	8.5%	7.9%	8.5%

(1)	Includes transactions of LTT for three months and year ended March 31, 2012.